Exhibit 4.5

INDIE SEMICONDUCTOR, INC
EARN OUT AWARDS AGREEMeNT

This Earn Out Equity Award Agreement (this “Agreement”) will be made and entered into as of [●] by and between indie Semiconductor, Inc. (the “Company”), and [Employee Name] (the “Employee”). Unless otherwise specified herein, all capitalized terms in this Agreement shall have the same meaning ascribed to such terms under the Master Transactions Agreement, dated effective December 14, 2020, by and among Surviving Pubco, Thunder Bridge II, the Merger Subs named therein, indie, the ADK Blocker Group, ADK Service Provider Holdco, and the indie Securityholder Representative named therein, as amended, which created the Earn Out Equity Awards of the Company (the “MTA”).

WHEREAS, the Company has authorized the issuance of Earn Out Awards to Employee, subject to the terms and conditions of this Agreement and the Earn Out Milestone conditions specified by the MTA.

NOW, THEREFORE, in consideration of the promises and the undertakings of the parties hereto contained in this Agreement and the MTA, it is hereby agreed as follows:

1. Grant. In consideration of the Employee’s provision of Services to the Company, Company hereby issues to the Employee [       ] Earn Out Awards, representing shares of the Company’s Common Stock (“Earn Out Shares”) to be received upon achievement of the Earn Out Milestones (as defined in Section 2, below).

2. Earn Out Milestones.

(a) First Earn Out Milestone shall be deemed to have occurred if at any time following the Closing and prior to December 31, 2027, the VWAP of the Company’s Class A Shares is greater than or equal to $12.50 for any twenty (20) Trading Days within any thirty (30) Trading Day period; provided, that the foregoing price target shall be equitably adjusted for stock splits, dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the Class A common stocks of the Company;

(b) Second Earn Out Milestone shall be deemed to have occurred if at any time following the Closing and prior to December 31, 2027, the VWAP of the Company’s Class A Shares is greater than or equal to $15.00 over any twenty (20) Trading Days within any thirty (30) Trading Day period; provided, that the foregoing price target shall be equitably adjusted for stock splits, dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the Class A common stocks of the Company;

3. Vesting. Upon achievement of an Earn Out Milestone, the Employee shall be entitled to have allocated to him or her that number of Earn Out Shares equal to (B – C) × D/E, where B equals the aggregate number of Consideration Shares issued to such Employee, C equals the aggregate number of Forfeited Consideration Shares of such Employee as of immediately prior to the achievement of each Earn Out Milestone, D equals the aggregate number of each Milestone Earn Out Shares issuable to all Company Equity Holders in respect of the Earn Out Milestone, and E equals the Total Base (5,000,000 shares).

4. Issuance of Earn Out Shares. Subject to the Employee’s continuous Service with the Company through each Earn Out Milestone achievement date, at the time of vesting as set forth in Section 3 of this Agreement, the Employee shall be entitled to receive the number of shares of Common Stock set forth in Section 3 above (unless the Employee is entitled to receive another security (an “Underlying Security”) of the Company or its predecessors, in which case, the Employee shall receive and hold the Underlying Security until such time as it is exchanged for Common Stock in accordance with the terms of the Underlying Security), or, in the complete discretion of the Company, a cash payment in lieu thereof, subject to any applicable withholding obligations.

5. Termination of Service. In the event of the Employee’s termination of Service with the Company for any reason, including the Employee’s death or Disability, all Common Stock reserved by the Company pursuant to the MTA as Reserve Consideration corresponding to the unvested Earn Out Shares (determined after taking into account the additional vesting provided for as a result of a termination without Cause) shall be forfeited to the Company. In the event of the Employee’s termination of Service with the Company for Cause, all Common Stock reserved by the Company pursuant to the MTA as Reserve Consideration corresponding to the vested and unvested Earn Out Shares shall be forfeited to Company.

6. No Secured Rights. The Earn Out Shares granted under this Agreement shall represent no more than an unfunded, unsecured, contractual payment obligation of the Company and the Company shall be under no obligation to set aside any assets to fund such award.

7. Restrictions on Transfer. This Earn Out Award shall not be directly or indirectly sold, pledged, assigned, hypothecated, transferred, disposed of or encumbered in any manner whatsoever, other than by will or by the laws of descent or distribution.

8. Withholding. The Company shall withhold (or make arrangements with the Employee to receive a cash payment to cover applicable withholding or, if payment is in the form of Common Stock, withhold the number of shares necessary to cover applicable withholding) from any distributions with respect to Earn Out Shares issued to the Employee of all applicable federal, state and local taxes, social security taxes and other amounts which the Company is required to withhold with respect to such distribution.

9. Plan. This Agreement is made pursuant to the MTA and is in all respects limited by and subject to the express terms and provisions of the MTA.

10. Successors and Assigns. Except as otherwise provided herein, all of the terms and provisions of this Agreement shall inure to the benefit of and be binding upon each of the parties hereto and their respective permitted successors and assigns; provided, however, that the rights and obligations of Employee under this Agreement shall not be assignable without the prior written consent of the Company.

11. Governing Law. This Agreement, and any matter or dispute arising out of or related to this Agreement, shall be construed by, subject to and governed in accordance with the internal laws of the State of Delaware without giving effect to conflict of laws or other principles which may result in the application of laws other than the internal laws of the State of Delaware.

12. Employee Representations.

(a) The Employee acknowledges that the Earn Out Shares do not represent equity but constitute an unfunded promise to pay compensation in the future which is subject to a substantial risk of forfeiture as provided under Section 2 of this Agreement.

(b) The Employee is able to bear the economic risk of investment in any Earn Out Shares that may be received and has such knowledge and experience in financial or business matters, and has consulted qualified counsel and other advisors, as necessary, to be capable of evaluating the merits and risks of the ownership of the Earn Out Shares.

(c) The Employee acknowledges and agrees that nothing in this Agreement, nor in the MTA shall confer upon the Employee any right to continue in the service of the Company or any Affiliate thereof, nor shall it interfere in any way with Employee’s right or the Company’s right to terminate the Employee’s service at any time, with or without Cause.

(d) The Employee agrees to be bound by any and all provisions of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

indie Semiconductor, Inc.

Signature:
Name:
Title:

EMPLOYEE

Signature:
Name:
Address:

Personal Email:
Phone Number:

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